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                           December 29, 2022

       Sean Peace
       Principal Executive Officer
       RoyaltyTraders LLC
       1053 East Whitaker Mill Rd., Suite 115
       Raleigh, North Carolina 27604

                                                        Re: RoyaltyTraders LLC
                                                            1-A POS filed
December 21, 2022
                                                            File No. 024-11532

       Dear Sean Peace:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Joshua Shainess,
       Legal Branch Chief, at 202-551-7951 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Andrew Stephenson